UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: February 14, 2019	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2018

▪     Revenue was $787.6 million in 4Q18, compared to $850.7 million in 3Q18 and $787.2 million in 4Q17.

▪     Gross profit was $134.1 million in 4Q18, compared to $174.5 million in 3Q18 and $148.5 million in 4Q17.

▪     Gross margin was 17.0% in 4Q18, compared to 20.5% in 3Q18 and 18.9% in 4Q17.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on February 14, 2019, in relation to its unaudited results for the three months ended December 31, 2018.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with IFRS unless otherwise stated below.

Shanghai, China – February 14, 2019. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC”, the “Company” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2018.

First Quarter 2019 Guidance:

The following statements are forward looking statements based on current expectations and involved risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

▪	Revenue to decrease by 16% to 18% QoQ.
▪	Gross margin to range from 20% to 22%.
▪

Non-GAAP operating expenses, excluding the effect of employee bonus accrual, government funding, impairment loss of tangible and intangible assets, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters, to range from $250 million to $255 million.

▪	Non-controlling interests of our majority-owned subsidiaries to range from positive $10 million to positive $12 million (losses to be borne by non-controlling interests).

Dr. Zhao Haijun and Dr. Liang Mong Song, SMIC’s Co-Chief Executive Officers commented, “With the support of our customers and colleagues, 2018 annual revenue grew 8.3%, which was the fourth consecutive year of growth, and represents a record high. Q4 2018 revenue was flat year over year; meanwhile, China revenue grew 12% YoY. Looking into 2019, our full year core business revenue growth target is in line with the foundry industry growth rate; however, based on current visibility,  Q1 revenue is guided to fall 16%~18% QoQ, estimated as the trough of this year.”

Dr. Zhao said, “The 2019 macro environment has a lot of uncertainties, and we are actively seeking growth opportunities through steady progress in expanding our customer base, enriching mature and specialty technology product mix and applications, and exploring value added opportunities.”

Dr. Liang said, “We are working hard to establish advanced technology total solutions, with particular focus on the fundamentals of FinFET technology, platform development, and customer engagement. At present, SMIC’s first generation of 14nm FinFET technology has already entered customer product verification; product reliability and yields have readily improved. Meanwhile, 12nm process development achieved breakthrough. Through our research and development’s continuous innovation, optimized production, strengthening design, and pursuit of potential markets, we are confident in our future opportunities.”

Conference Call / Webcast Announcement

Date: February 15, 2019

Time: 8:30 a.m. Beijing time

Dial-in numbers:

China	+86 400-620-8038
Hong Kong	+852 3018-6771
Taiwan	+886 2-5572-3895
United States	+1 845-675-0437

The call will be webcast live with audio at:

http://www.smics.com/en/site/company_activity or https://edge.media-server.com/m6/p/pg6k2hsu.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “First Quarter 2019 Guidance”, “Capex Summary” and the statements contained in the quotes of our Co-Chief Executive Officers are based on SMIC's current assumptions, expectations and projections about future events. SMIC uses words like "believe," "anticipate," "intend," "estimate," "expect," "project," "target" and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition in the semiconductor industry, SMIC's reliance on a small number of customers, timely wafer acceptance by SMIC's customers, timely introduction of new technologies, SMIC's ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, orders or judgments from pending litigation, intensive intellectual property litigation in semiconductor industry, general economic conditions and fluctuations in currency exchange rates.

In addition to the information contained in this press release, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 27, 2018, especially in the "Risk Factors" section and such other documents that we may file with the SEC or The Hong Kong Stock Exchange Limited ("SEHK") from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax benefits and expenses, the effect of employee bonus accrual, government funding, impairment loss of tangible and intangible assets, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. This earnings release also includes first quarter 2019 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA, EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding, impairment loss of tangible and intangible assets, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group's financial measures prepared in accordance with IFRS. The Group's non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group's business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of Fourth Quarter 2018 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q18	3Q18	QoQ	4Q17	YoY
Revenue	787,565	850,662	-7.4%	787,174	0.0%
Cost of sales	(653,440)	(676,119)	-3.4%	(638,678)	2.3%
Gross profit	134,125	174,543	-23.2%	148,496	-9.7%
Operating expenses	(175,055)	(180,371)	-2.9%	(145,323)	20.5%
(Loss) profit from operations	(40,930)	(5,828)	602.3%	3,173	-
Other income (expense), net	43,473	17,843	143.6%	(6,086)	-
Profit (loss) before tax	2,543	12,015	-78.8%	(2,913)	-
Income tax benefit (expense)	8,332	(4,424)	-	1,217	584.6%
Profit (loss) for the period	10,875	7,591	43.3%	(1,696)	-
Other comprehensive income (loss):
Exchange differences on translating foreign operations	(7,601)	(28,192)	-73.0%	8,458	-
Change in value of available-for-sale financial assets	-	-	-	(67)	-
Cash flow hedges	461	758	-39.2%	(595)	-
Actuarial gains or losses on defined benefit plans	(758)	159	-	(556)	36.3%
Share of other comprehensive income of joint ventures accounted for using equity method	-	-	-	11,755	-
Total comprehensive income (loss)for the period	2,977	(19,684)	-	17,299	-82.8%

Profit (loss) for the period attributable to:
Owners of the Company	26,520	26,559	-0.1%	47,718	-44.4%
Non-controlling interests	(15,645)	(18,968)	-17.5%	(49,414)	-68.3%
Profit (loss) for the period	10,875	7,591	43.3%	(1,696)	-

Gross margin	17.0%	20.5%	-	18.9%	-
Earnings per ordinary share(1) Basic	$0.00*	$0.00**		$0.01
Diluted	$0.00*	$0.00*		$0.01
Earnings per ADS(2) Basic	$0.02	$0.02		$0.05
Diluted	$0.02	$0.02		$0.05
Wafers shipped (in 8” equivalent wafers)	1,217,690	1,315,007	-7.4%	1,124,821	8.3%
Capacity utilization(3)	89.9%	94.7%	-	85.8%	-

Note:

(1)

Based on weighted average ordinary shares of 5,039 million (basic) and 5,058 million (diluted) in 4Q18, 5,014 million (basic) and 5,040 million (diluted) in 3Q18, and 4,729 million (basic) and 5,159 million (diluted) in 4Q17.

(2)	Each ADS represents 5 ordinary shares.
(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

*  Earnings per share were $0.0045 (basic) and $0.0045 (diluted) in 4Q18 and $0.0049 (basic) and $0.0049 (diluted) in 3Q18.

▪	Revenue decreased by 7.4% QoQ from $850.7 million in 3Q18 to $787.6 million in 4Q18 mainly due to a decrease of wafer shipment in 4Q18.

▪	Cost of sales was $653.4 million in 4Q18, a decrease of 3.4% QoQ from $676.1 million in 3Q18, mainly due to the decrease in wafer shipment and the increase in depreciation in 4Q18.

▪	Gross profit was $134.1 million in 4Q18, compared to $174.5 million in 3Q18.

▪	Gross margin was 17.0% in 4Q18, compared to 20.5% in 3Q18.

▪	Operating expenses were $175.1 million in 4Q18, a decrease of 2.9% QoQ from $180.4 million in 3Q18, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

▪	Other income (expense), net was $43.5 million gain in 4Q18, as compared to $17.8 million gain in 3Q18. The change was mainly due to the reasons stated in Other Income (Expense), Net below.

▪

Income tax benefit was $8.3 million in 4Q18, as compared to income tax expenses of $4.4 million in 3Q18. The change in income tax benefit (expense) was mainly due to the expected income tax return from a subsidiary.

▪

Exchange differences on translating foreign operations were $7.6 million loss in 4Q18 and $28.2 million loss in 3Q18. The change was mainly due to the translation difference from the subsidiaries and associates using RMB as the functional currency caused by the appreciation of RMB against USD in 4Q18.

Analysis of Revenue

Revenue Analysis
By Application	4Q18	3Q18	4Q17
Computer	6.4%	7.5%	6.6%
Communications	44.7%	46.3%	42.5%
Consumer	32.1%	32.5%	37.6%
Auto/Industrial	8.0%	7.5%	8.8%
Others	8.8%	6.2%	4.5%
By Service Type	4Q18	3Q18	4Q17
Wafers	93.2%	94.4%	99.7%
Mask making, testing, others	6.8%	5.6%	0.3%
By Geography	4Q18	3Q18	4Q17
North America(1)	31.7%	33.0%	38.1%
China(2)	57.5%	57.9%	51.3%
Eurasia(3)	10.8%	9.1%	10.6%
Wafer Revenue Analysis
By Technology	4Q18	3Q18	4Q17
28 nm	5.4%	7.1%	11.3%
40/45 nm	20.3%	18.7%	23.6%
55/65 nm	23.0%	21.0%	16.0%
90 nm	1.7%	1.4%	1.8%
0.11/0.13 µm	7.3%	8.7%	6.3%
0.15/0.18 µm	38.7%	39.5%	37.8%
0.25/0.35 µm	3.6%	3.6%	3.2%

Note:

(1)	Presenting the Revenue to those companies whose headquarters are in the United States, but ultimately selling and shipping the products to their global customers.
(2)	Including Hong Kong, but excluding Taiwan.
(3)	Excluding China and Hong Kong.

Capacity*

Fab	4Q18	3Q18
Shanghai 200mm fab	109,000	106,000
Shanghai 300mm fab	22,500	33,750
Beijing 300mm fab	94,500	94,500
Tianjin 200mm fab	60,000	53,000
Shenzhen 200mm fab	42,000	40,300
Shenzhen 300mm fab	6,750	6,750
Majority-owned Beijing 300mm fab	74,250	74,250
Majority-owned Avezzano 200mm fab	42,325	42,325
Total monthly wafer fabrication capacity	451,325	450,875

Note:

* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes.

▪

Monthly capacity was 451,325 8-inch equivalent wafers in 4Q18 from 450,875 8-inch equivalent wafers in 3Q18, primarily because of net impact of the capacity adjustment and capacity expansion in our 200mm fabs in 4Q18.

Shipment and Utilization

8” equivalent wafers	4Q18	3Q18	QoQ	4Q17	YoY
Wafer shipments	1,217,690	1,315,007	-7.4%	1,124,821	8.3%
Utilization rate(1)	89.9%	94.7%	-	85.8%	-

Note:

(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q18	3Q18	QoQ	4Q17	YoY
Cost of sales	653,440	676,119	-3.4%	638,678	2.3%
Depreciation	216,588	208,335	4.0%	210,385	2.9%
Other manufacturing costs	436,152	466,887	-6.6%	427,262	2.1%
Share-based compensation	700	897	-22.0%	1,031	-32.1%
Gross profit	134,125	174,543	-23.2%	148,496	-9.7%
Gross margin	17.0%	20.5%	-	18.9%	-

▪	Cost of sales was $653.4 million in 4Q18, a decrease of 3.4% QoQ from $676.1 million in 3Q18, mainly due to the decrease in wafer shipment and the increase in depreciation in 4Q18.

▪	Depreciation within the cost of sales increased by 4.0% to $216.6 million in 4Q18, compared to $208.3 million in 3Q18.

▪	Other manufacturing costs within the cost of sales decreased by 6.6% to $436.2 million in 4Q18, compared to $466.9 million in 3Q18 due to the decrease in wafer shipment in 4Q18.

▪	Gross profit was $134.1 million in 4Q18, compared to $174.5 million in 3Q18.

▪	Gross margin was 17.0% in 4Q18, compared to 20.5% in 3Q18.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	4Q18	3Q18	QoQ	4Q17	YoY
Operating expenses	175,055	180,371	-2.9%	145,323	20.5%
Research and development, net	134,970	152,968	-11.8%	101,300	33.2%
General and administrative	49,913	50,535	-1.2%	58,201	-14.2%
Selling and marketing	7,701	6,102	26.2%	6,393	20.5%
Other operating income	(17,529)	(29,234)	-40.0%	(20,571)	-14.8%

▪

R&D expenses, net decreased by $18.0 million QoQ to $135.0 million in 4Q18, compared to $153.0 million in 3Q18. Excluding the funding of R&D contracts from the government, R&D expenses increased by $12.8 million QoQ to $185.1 million in 4Q18. The change was mainly due to higher level of R&D activities in 4Q18. Funding of R&D contracts from the government was $50.1 million in 4Q18, compared to $19.3 million in 3Q18.

▪

The change in other operating income was mainly due to the net impact of 1) a decrease in government funding as other operating income received in 4Q18, 2) Impairment loss of tangible and intangible assets in 4Q18 and partially offset by 3) higher gain on the disposal of equipment in 4Q18.

Other Income (Expense), Net

Amounts in US$ thousands	4Q18	3Q18	QoQ	4Q17	YoY
Other income (expense), net	43,473	17,843	143.6%	(6,086)	-
Interest income	20,155	18,689	7.8%	8,297	142.9%
Finance costs	(8,320)	8,212	-	(9,420)	-11.7%
Foreign exchange gains or losses	(5,545)	(9,223)	-39.9%	9,192	-
Other gains or losses, net	15,802	1,781	787.3%	(11,132)	-
Share of gain (loss) of investment accounted for using equity method	21,381	(1,616)	-	(3,023)	-

▪	The change in finance costs was mainly due to the interest subsidies received from the government in 3Q18 and no interest subsidies in 4Q18.

▪

Foreign exchange gains or losses were mainly due to the net impact of cash flow hedging and the appreciation of RMB against USD in 4Q18. Foreign monetary assets mainly consist of cash and cash equivalent and trade and other receivables in RMB. Foreign monetary liabilities mainly consist of borrowings, medium-term notes and trade and other payables in RMB.

▪

The increase in other gains or losses, net was mainly caused by 1) increased revenue from our schools in 4Q18 due to summer vacation in 3Q18 and 2) increased gains from investment in financial assets in 4Q18.

▪	The change in share of gain (loss) of investment accounted for using equity method was due to the fair value change of investments in joint ventures and associates.

Depreciation and Amortization

Amounts in US$ thousands	4Q18	3Q18	QoQ	4Q17	YoY
Depreciation and amortization	253,290	259,076	-2.2%	251,741	0.6%

Liquidity

Amounts in US$ thousands	4Q18	3Q18
Cash and cash equivalent	1,786,420	822,619
Restricted cash - current	592,290	586,086
Derivative financial instruments	2,583	4,834
Financial assets at fair value through profit or loss - current	41,685	47,945
Financial assets at amortized cost	1,996,808	2,082,233
Trade and other receivables	837,828	926,317
Prepayment and prepaid operating expenses	28,161	40,255
Inventories	593,009	697,964
Assets classified as held for sale	270,807	12,912
Total current assets	6,149,591	5,221,165

Current tax liabilities	2,607	7,664
Derivative financial instruments	15,806	18,797
Accrued liabilities	164,604	146,628
Deferred government funding	244,708	227,816
Bonds payable	498,551	-
Medium-term notes	218,247	217,554
Short-term borrowings	530,005	728,097
Contract liabilities	44,130	57,845
Trade and other payables	964,860	1,050,283
Other liabilities	32,263	32,188
Liabilities directly associated with assets classified as held for sale	143,447	-
Total current liabilities	2,859,228	2,486,872

Cash Ratio(1)	0.6x	0.3x
Quick Ratio(2)	1.9x	1.8x
Current Ratio(3)	2.2x	2.1x

Note:

(1)	Cash and cash equivalent divided by total current liabilities.
(2)	Current assets excluding inventories divided by total current liabilities.
(3)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	4Q18	3Q18
Cash and cash equivalent	1,786,420	822,619
Financial assets at fair value through profit or loss - current(1)	41,685	47,945
Financial assets at amortized cost(2)	1,996,808	2,082,233

Short-term borrowings	530,005	728,097
Long-term borrowings	1,760,763	1,465,548
Medium-term notes	218,247	217,554
Convertible bonds	418,592	414,706
Corporate bonds	498,551	498,075
Total debt	3,426,158	3,323,980

Net debt(3)	(398,755)	371,183
Equity	8,923,580	7,969,416
Total debt to equity ratio(4)	38.4%	41.7%
Net debt to equity ratio(5)	-4.5%	4.7%

Note:

(1)	Mainly contain financial products sold by bank.
(2)	Mainly contain bank deposits over 3 months.
(3)	Total debt minus cash and cash equivalent, financial assets at fair value through profit or loss and financial assets at amortized cost.
(4)	Total debt divided by equity.
(5)	Net debt divided by equity.

Cash Flow

Amounts in US$ thousands	4Q18	3Q18
Net cash from operating activities	377,486	216,487
Net cash used in investing activities	(499,552)	(1,086,068)
Net cash from financing activities	1,100,194	308,802
Effect of exchange rate changes	227	(30,862)
Cash and cash equivalent of disposal group held for sale	(14,554)	-
Net change in cash and cash equivalent	963,801	(591,641)

Capex Summary

∎      Capital expenditures were $404.8 million in 4Q18, compared to $527.8 million in 3Q18.

∎      The 2018 capital expenditures for foundry operations were $1,756.3 million, of which $429.3 million, $382.7 million and $269.8 were spent for the expansion of capacity in our majority-owned Beijing 300mm fab, Tianjin 200mm fab and majority-owned Shanghai 300mm fab, and $331.0 million was used for R&D equipment. The 2018 capital expenditures for non-foundry operations were $57.1 million primarily for the construction of employees’ living quarters.

∎      The planned 2019 capital expenditures for foundry operations are approximately $2.1 billion, which are mainly for the equipment and facility in our majority-owned Shanghai 300mm fab and FinFET R&D line. The planned 2019 capital expenditures for non-foundry operations are approximately $105.8 million, mainly for the construction of employee’s living quarters.

Recent Highlights and Announcements

●	Continuing Connected Transactions in relation to Framework Agreement (2019-1-23)
●	Poll Results of Extraordinary General Meeting Held on 11 January 2019 (2019-1-11)
●	Notification of Board Meeting (2019-1-11)
●	Notice of Extraordinary General Meeting (2018-12-20)
●	Closure of Register Of Members (2018-12-20)
●	Notification Letter for Registered Shareholders (2018-12-20)
●	Notification Letter and Request Form for Non-Registered Shareholders (2018-12-20)
●	Form of Proxy for Use at the Extraordinary General Meeting to be Held on 11 January 2019 (2018-12-20)
●

Circulars - 1) Continuing Connected Transactions in relation to Centralised Fund Management Agreement with Semiconductor Manufacturing North China (Beijing) Corporation and (2) Continuing Connected Transactions In Relation to Centralised Fund Management Agreement with SJ Semiconductor Corporation and (3) Connected Transaction in relation to Proposed Grant of Restricted Share Units to Independent Non-Executive Directors and (4) Notice of Extraordinary General Meeting (2018-12-20)

●	Delay in Despatch of Circular (2018-12-11)
●	Continuing Connected Transactions in relation to Centralised Fund Management Agreement (2018-12-6)
●	Continuing Connected Transactions in relation to Centralised Fund Management Agreement (2018-11-29)
●	Grant of Options (2018-11-19)
●	Clarification Announcement (2018-11-8)
●	Poll Results of Extraordinary General Meeting Held on 7 November 2018 (2018-11-7)
●	SMIC Reports Unaudited Results for the Three Months Ended September 30, 2018 (2018-11-7)
●	Voluntary Announcement-Clarification on Recent False Media Reports (2018-10-25)
●	Notice of Extraordinary General Meeting (2018-10-19)
●	Closure of Register Of Members (2018-10-19)
●	Circulars - Notification Letter for Registered Shareholders (2018-10-19)
●	Circulars - Notification Letter and Request Form for Non-Registered Shareholders (2018-10-19)
●	Form of Proxy for Use at the Extraordinary General Meeting to be Held on 7 November 2018 (2018-10-19)
●

Circulars - (1) Continuing Connected Transactions in relation to Framework Agreement and (2) Continuing Connected Transactions in relation to Centralised Fund Management Agreement and (3) Connected Transaction in relation to Proposed Grant of Restricted Share Units to a Former Independent Non-Executive Director, a Non-Executive Director and an Independent Nonexecutive Director and (4) Notice of Extraordinary General Meeting (2018-10-19)

●	Notification of Board Meeting (2018-10-10)

Please visit SMIC’s website at

http://www.smics.com/en/site/news and http://www.smics.com/en/site/comapny_statutoryDocuments for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

	For the three months ended
	December 31, 2018	September 30, 2018
	(Unaudited)	(Unaudited)

Revenue	787,565	850,662
Cost of sales	(653,440)	(676,119)
Gross profit	134,125	174,543
Research and development expenses, net	(134,970)	(152,968)
General and administration expenses	(49,913)	(50,535)
Sales and marketing expenses	(7,701)	(6,102)
Other operating income (expense), net	17,529	29,234
Operating expenses	(175,055)	(180,371)
Loss from operations	(40,930)	(5,828)
Other income (expense), net	43,473	17,843
Profit before tax	2,543	12,015
Income tax benefit (expense)	8,332	(4,424)
Profit for the period	10,875	7,591
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(7,601)	(28,192)
Cash flow hedges	461	758
Items that will not be reclassified to profit or loss
Actuarial gains and losses on defined benefit plans	(758)	159
Total comprehensive income (loss) for the period	2,977	(19,684)
Profit (loss) for the period attributable to:
Owners of the Company	26,520	26,559
Non-controlling interests	(15,645)	(18,968)
	10,875	7,591
Total comprehensive income (loss) for the period attributable to:
Owners of the Company	18,609	(383)
Non-controlling interests	(15,632)	(19,301)
	2,977	(19,684)
Earnings per share
Basic	$0.00*	$0.00*
Diluted	$0.00*	$0.00*
Earnings per ADS
Basic	$0.02	$0.02
Diluted	$0.02	$0.02

Shares used in calculating basic earnings per share	5,038,852,986	5,013,969,014
Shares used in calculating diluted earnings per share	5,058,243,650	5,040,170,729

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP operating expenses(1)	(242,912)	(227,588)
EBITDA(2)	264,153	262,879
EBITDA margin(2)	33.5%	30.9%

* Earnings per share were $0.0045 (basic) and $0.0045 (diluted) in 4Q18, and $0.0049 (basic) and $0.0049 (diluted) in 3Q18.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

Note:

(1)

Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding, impairment loss of tangible and intangible assets, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	December 31, 2018	September 30, 2018	December 31, 2017
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(175,055)	(180,371)	(145,323)
Employee bonus accrued	720	1,166	776
Government funding	(57,469)	(39,422)	(46,833)
Impairment loss of tangible and intangible assets	8,789	-	-
Gain on the disposal of machinery and equipment	(19,150)	(8,210)	(5,913)
Gain from the disposal of living quarters	(747)	(751)	(3,268)
Non-GAAP operating expenses	(242,912)	(227,588)	(200,561)

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

(2)

EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. EBITDA margin is defined as EBITDA divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	December 31, 2018	September 30, 2018	December 31, 2017
	(Unaudited)	(Unaudited)	(Unaudited)
Profit (loss) for the period	10,875	7,591	(1,696)
Finance costs	8,320	(8,212)	9,420
Depreciation and amortization	253,290	259,076	251,741
Income tax (benefit) expense	(8,332)	4,424	(1,217)
EBITDA	264,153	262,879	258,248
Profit margin	1.4%	0.9%	-0.2%
EBITDA margin	33.5%	30.9%	32.8%

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US$ thousands)

	As of
	December 31, 2018	September 30, 2018
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	6,777,970	6,835,004
Land use right	105,436	91,548
Intangible assets	122,854	144,444
Investments in associates	1,135,442	943,228
Investments in joint ventures	15,687	17,932
Deferred tax assets	45,426	45,809
Financial assets at fair value through profit or loss	55,472	43,645
Derivative financial instruments	5,266	4,970
Restricted cash	-	8,468
Other assets	11,176	11,484
Total non-current assets	8,274,729	8,146,532
Current assets
Inventories	593,009	697,964
Prepayment and prepaid operating expenses	28,161	40,255
Trade and other receivables	837,828	926,317
Financial assets at fair value through profit or loss	41,685	47,945
Financial assets at amortized cost	1,996,808	2,082,233
Derivative financial instruments	2,583	4,834
Restricted cash	592,290	586,086
Cash and cash equivalent	1,786,420	822,619
	5,878,784	5,208,253
Assets classified as held for sale(1)	270,807	12,912
Total current assets	6,149,591	5,221,165
TOTAL ASSETS	14,424,320	13,367,697

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

	As of
	December 31, 2018	September 30, 2018
	(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 5,039,819,199 and 5,046,191,678 shares outstanding at December 31, 2018 and September 30, 2018, respectively	20,159	20,214
Share premium(2)	4,993,163	5,008,538
Treasury shares(2)	-	(7,761)
Reserves	109,346	117,733
Retained earnings	331,298	310,428
Equity attributable to owners of the Company	5,453,966	5,449,152
Perpetual subordinated convertible securities	563,848	564,073
Non-controlling interests(3)	2,905,766	1,956,191
Total equity	8,923,580	7,969,416

Non-current liabilities
Borrowings	1,760,763	1,465,548
Convertible bonds	418,592	414,706
Bonds payable	-	498,075
Deferred tax liabilities	1,639	15,373
Deferred government funding	393,902	396,423
Derivative financial instruments	15,540	20,307
Other financial liabilities	11,948	11,920
Other liabilities	39,128	89,057
Total non-current liabilities	2,641,512	2,911,409

Current liabilities
Trade and other payables	964,860	1,050,283
Contract liabilities	44,130	57,845
Borrowings	530,005	728,097
Bonds payable	498,551	-
Medium-term notes	218,247	217,554
Deferred government funding	244,708	227,816
Accrued liabilities	164,604	146,628
Derivative financial instruments	15,806	18,797
Current tax liabilities	2,607	7,664
Other liabilities	32,263	32,188
	2,715,781	2,486,872
Liabilities directly associated with assets classified as held for sale(1)	143,447	-
Total current liabilities	2,859,228	2,486,872
Total liabilities	5,500,740	5,398,281
TOTAL EQUITY AND LIABILITIES	14,424,320	13,367,697

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US$ thousands)

Note:

(1)

As at December 31, 2018, investment in a subsidiary of US$111.9 million was classified as held-for-sale assets and liabilities as the effect to sell the subsidiary has commenced and the sales are expected by December 31, 2019.

(2)

On October 4, 2018, the company repurchased 11,650,000 ordinary shares on-market. The buy-back was approved by shareholders at the annual general meeting on June 22, 2018. The ordinary shares were acquired at an average price of HK$8.23 per share, with prices ranging from HK$8.11 to HK$8.32. The total cost of HK$96.1 million (approximately US$12.3 million) was deducted from the shareholder equity. On October 25, 2018, the company cancelled 18,941,000 ordinary shares amounted at US$20.0 million, in respect of the repurchase on September 27, 2018 and October 4, 2018.

(3)

In 4Q18, the Group received a capital contribution of US$524.0 and US$441.0 million into the capital of the subsidiaries, Semiconductor Manufacturing South China Corporation and Semiconductor Manufacturing North China (Beijing) Corporation, respectively from non-controlling interests shareholders.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In US$ thousands)

	For the three months ended
	December 31, 2018	September 30, 2018
	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Profit for the period	10,875	7,591
Depreciation and amortization	253,290	259,076
Share of (gain) loss of investment accounted for using equity method	(21,381)	1,616
Decrease (increase) in working capital and others	134,702	(51,796)
Net cash from operating activities	377,486	216,487

Cash flow from investing activities:
Payments to acquire financial assets at fair value through profit or loss	(237,702)	(31,964)
Proceeds from sale of financial assets at fair value through profit or loss	326,249	34,030
Payments to acquire financial assets at amortized cost	(540,552)	(1,020,098)
Proceeds from sale of financial assets at amortized cost	532,254	194,622
Payments for property, plant and equipment	(425,093)	(477,782)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	60,992	312,507
Payments for intangible assets	-	(4,582)
Payments for land use right	(14,425)	-
Payments for deposit of investing activities	(45,503)	-
Proceeds from release of restricted cash relating to investing activities	49,941	-
Payment to acquire joint ventures and associates	(209,869)	(104,610)
Proceeds from disposal of associate	-	4,404
Distributions received from joint venture and associates	4,156	7,405
Net cash used in investing activities	(499,552)	(1,086,068)

Cash flow from financing activities:
Proceeds from borrowings	326,969	57,490
Repayment of borrowings	(188,725)	(107,864)
(Payment for) proceeds from issuance of shares	(31)	77,407
(Payment for) proceeds from issuance of perpetual subordinated convertible securities	(225)	300,000
Distribution paid to perpetual subordinated convertible securities holders	(5,650)	-
Proceeds from exercise of employee stock options	2,923	1,771
Proceeds from non-controlling interests – capital contribution	964,950	-
Payments to acquire treasury shares	(17)	(20,002)
Net cash from financing activities	1,100,194	308,802

Effects of exchange rate changes on the balance of cash held in foreign currencies	227	(30,862)
Cash and cash equivalent of disposal group held for sale	(14,554)	-

Net increase (decrease) in cash and cash equivalent	963,801	(591,641)
Cash and cash equivalent, beginning of period	822,619	1,414,260

Cash and cash equivalent, end of period	1,786,420	822,619

By order of the Board

Semiconductor Manufacturing International Corporation

Dr. Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, February 14, 2019

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only